UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

SITE Centers Corp.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Julie A. Mediamolle

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,582,983
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,582,983
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,582,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 209,543,106 common shares outstanding as of May 8, 2024 as reported by the issuer in the Registration on Form S-3 filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 25 (“Amendment No. 25”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on April 4, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, Amendment No. 10 filed on June 20, 2013, Amendment No. 11 filed on August 12, 2014, Amendment No. 12 filed on March 5, 2015, Amendment No. 13 filed on May 12, 2015, Amendment No. 14 filed on June 6, 2017, Amendment No. 15 filed on February 27, 2018, Amendment No. 16 filed on April 30, 2018, Amendment No. 17 filed on May 15, 2018, Amendment No. 18 filed on June 26, 2018, Amendment No. 19 filed on January 9, 2019, Amendment No. 20 filed on May 19, 2020, Amendment No. 21 filed on December 18, 2020, Amendment No. 22 filed on April 28, 2021, Amendment No. 23 filed on September 30, 2021 and Amendment No. 24 filed on November 17, 2022. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 25. Capitalized terms used and not defined in this Amendment No. 25 have the meanings set forth in the Original Filing, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Alexander Otto may be deemed to beneficially own 16,582,983 Common Shares, representing 7.9% of the Issuer’s outstanding Common Shares (based on 209,543,106 Common Shares outstanding as of May 8, 2024 as reported by the Issuer in the Registration on Form S-3 filed with the Securities and Exchange Commission on May 29, 2024).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 16,582,983 Common Shares.

(c) Other than as set forth below, the Reporting Person has not effected any transactions in the Common Shares in the last sixty days.

Date	Transaction	Amount	Price
5/15/2024	Grant	2,007	$0.00	(1)
6/10/2024	Sale	91,778	$14.56	(2)
6/11/2024	Sale	209,076	$14.36	(3)
6/12/2024	Sale	242,573	$14.71	(4)
6/13/2024	Sale	182,383	$14.62	(5)
6/14/2024	Sale	149,835	$14.555	(6)
6/17/2024	Sale	111,811	$14.509	(7)
6/18/2024	Sale	82,984	$14.396	(8)
6/20/2024	Sale	191,167	$14.36	(9)
6/21/2024	Sale	240,958	$14.36	(10)
6/24/2024	Sale	384,663	$14.50	(11)
6/25/2024	Sale	231,198	$14.17	(12)
6/26/2024	Sale	228,042	$14.11	(13)
6/27/2024	Sale	327,735	$14.253	(14)
6/28/2024	Sale	357,568	$14.395	(15)

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 6 Pages

(1)	Reflects the Issuer’s grant to the Reporting Person of fully-vested shares of the Issuer’s Common Shares in accordance with the Issuer’s director compensation program.
(2)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.53 and $14.62.
(3)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.26 and $14.49.
(4)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.58 and $14.88.
(5)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.45 and $14.73.
(6)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.49 and $14.63.
(7)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.445 and $14.57.
(8)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.345 and $14.47.
(9)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.25 and $14.48.
(10)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.295 and $14.51.
(11)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.31 and $14.60.
(12)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.10 and $14.40.
(13)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.00 and $14.185.
(14)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.11 and $14.31.
(15)	Reflects the weighted average sale price. The range of prices for such transaction is between $14.295 and $14.515.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009.

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

ALEXANDER OTTO

/s/ Frederic Arndts
By:	Frederic Arndts, managing director of KG CURA Vermogensverwaltung G.m.b.H. & Co.
For:	Alexander Otto

EXHIBIT INDEX

Exhibit 1	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009.